SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 7, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: February 7, 2005

Form 6-K Exhibit Index

Exhibit No.
1	News release dated February 7, 2005 referenced as: “EnCana seeks to purchase up to 10 percent of stock”

EnCana seeks to purchase up to 10 percent of stock

About 4.6 percent of shares purchased since October 2004

CALGARY, Alberta (February 7, 2005) — EnCana Corporation (ECA: TSX, NYSE) has received approval from Toronto Stock Exchange (TSX) of an amendment to the company’s Normal Course Issuer Bid (the Bid) which was originally filed on October 22, 2004. The amendment increases the number of common shares available for purchase under EnCana’s Bid from 5 percent of the issued and outstanding shares on October 22, 2004 to 10 percent of the public float on October 22, 2004. There were approximately 462 million common shares outstanding on October 22, 2004. The company estimates that 10 percent of the public float on that date is equal to approximately 46.1 million common shares.

“EnCana’s 2005 non-core divestitures are expected to bring in substantial funds and our capital program is expected to be funded by operating cash flow. EnCana’s 20 million net acres of undeveloped North American land contain unbooked resource well beyond our proved reserves. Therefore, we believe this amendment to our Bid will provide the opportunity to further increase net asset value per share,” said Gwyn Morgan, President & Chief Executive Officer.

EnCana targets a net debt-to-capitalization ratio between 30 and 40 percent. To date under its current Bid, EnCana has purchased approximately 21.2 million common shares, representing approximately 4.6 percent of the company’s outstanding common shares on October 22, 2004, at an average price of US$54.56 per common share. As at January 31, 2005, EnCana had approximately 446.3 million common shares outstanding. Under the amended Bid, the company is entitled to purchase for cancellation up to an additional 24.9 million common shares through the expiry of the Bid on October 28, 2005. Purchases will be made on the open market through the facilities of TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. The price to be paid will be the market price at the time of acquisition.

EnCana Corporation
With an enterprise value of approximately US$34 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: potential common share purchases under the company’s Normal Course Issuer Bid and the impact of common share purchases on net asset value per share; the expected proceeds from divestitures in 2005, projections with respect to the company’s net debt-to-capitalization ratio; the projected source of funds for the company’s capital program; and potential increases in production and reserves and potential cost reductions over multiple decades.

   1

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Media contact: Alan Boras Manager, Media Relations (403) 645-4747

   2